KELLER & COMPANY, INC.
                       FINANCIAL INSTITUTION CONSULTANTS
                             555 METRO PLACE NORTH
                                   SUITE 524
                               DUBLIN, OHIO 43017
                        (614 766-1426 (614) 766-1459 FAX



September 13, 2006


Boards of Directors
Osage Bancshares, Inc.
Osage Federal Bank
239 East Main Street
Pawhuska, Oklahoma 74056

Re:    Subscription Rights - Osage Bancshares, Inc.

Gentlemen:

The purpose of this letter is to provide an opinion of the value of the subscription rights of the "to be issued" common stock of Osage Bancshares, Inc. (the "Corporation"), the successor company to Osage Federal Financial, Inc., in regard to the second stage offering of the Corporation.

Because the Subscription Rights to purchase shares of Common Stock in the Corporation, which are to be issued to the depositors of Osage Federal Bank and will be acquired by such recipients without cost, will be nontransferable and of short duration and will afford the recipients the right only to purchase shares of Common Stock at the same price as will be paid by members of the general public in a Direct Community Offering, we are of the opinion that:

     (1) The Subscription Rights will have no ascertainable fair market value, and;

     (2) The price at which the Subscription Rights are exercisable will not be more or less than the fair market value of the shares on the date of the exercise.

Further, it is our opinion that the Subscription Rights will have no economic value on the date of distribution or at the time of exercise, whether or not a community offering takes place.

Sincerely,

KELLER & COMPANY, INC.



by: /s/Michael R. Keller
    -----------------------
    Michael R. Keller
    President